UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42461

SKYLINE BUILDERS GROUP HOLDING LIMITED

(Registrant’s Name)

Office A, 15/F, Tower A, Capital Tower,

No. 38 Wai Yip Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Information contained in this report

Change of Chief Financial Officer

Effective May 31, 2026, the board of directors (the “Board”) of Skyline Builders Group Holding Limited (the “Company”) received and accepted the resignation of Mr. Chun Man Lo as chief financial officer of the Company. Mr. Lo resigned for personal reasons and not due to any disagreement with the Company or the Board on any matter relating to the Company’s operations, policies, or practices.

Concurrently with Mr. Lo’s resignation, the Board appointed Ms. Sze Man Chan as its new interim chief financial officer effective June 1, 2026.

Ms. Chan is a member of the Hong Kong Institute of Certified Public Accountants and has over 22 years of experience in accounting and auditing for public companies and private companies. Ms. Chan currently serves as a non-executive director of Tongda Group Holdings Limited (HKEx: 698), and as an independent non-executive director of Prosperous Future Holdings Limited (HKEx: 1259), Chi Kan Holdings Limited (HKEx: 9913), Weiye Holdings Limited (HKEx: 1570), China Wantian Holdings Limited (HKEx: 1854), and Shanghai XNG Holdings Limited (HKEx: 3666), all of which are listed on the Stock Exchange of Hong Kong Limited. In addition, Ms. Chan is currently an independent director of Green Circle Decarbonize Technology Limited (NYSE: GCDT), a company listed on the New York Stock Exchange. Ms. Chan received a bachelor’s degree in business administration (majoring in Accountancy) from the Hong Kong University of Science and Technology.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement of Interim Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skyline Builders Group Holding Limited

Date: August 11, 2026	By:	/s/ Paul Mann
	Name:	Paul Mann
	Title:	Executive Chairman

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